April 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jenna Hough
Erin Jaskot

Re:	OFA Group
Registration Statement on Form F-1
Initially filed February 21, 2025, as amended
File No. 333-285103

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on April 8, 2025, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 5:00 p.m. Eastern time, on Wednesday, April 9, 2025. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

R.F. Lafferty & Co., Inc.

By:	/s/ Robert Hackel
Name:	Robert Hackel
Title:	Chief Operating Officer

cc:	Richard A. Friedman, Sheppard, Mullin, Richter & Hampton LLP
Ellenoff Grossman & Schole LLP